October 1, 2010

VIA EDGAR

Mr. Gregory Dundas

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ORIX Corporation
Form 20-F for Fiscal Year Ended March 31, 2010
Filed June 29, 2010
File No. 001-14856

Dear Mr. Dundas:

We respectfully submit this letter in response to comments received from the staff via letter dated September 21, 2010 relating to Form 20-F of ORIX Corporation (the “Company”) for the fiscal year ended March 31, 2010 filed on June 29, 2010.

Regarding our responses to the staff’s comments, the Company recognizes and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the staff’s comments. For your convenience, we have restated the staff’s comments in italicized type and have followed each of the staff’s comments with our response thereto.

Related Party Transactions, page 133.

1.	We note your disclosure on page 134 regarding transactions with Related Parties; however, you do not appear to have provided the details contemplated by Item 7B of Form 20-F. For example, with regard to certain transactions with related parties, you disclose that the transactions may be material to related parties but you do not disclose the “extent” of these transactions as required by the form. In addition, with regard to loans to related parties, you appear to have provided aggregate figures as opposed to the specific information required for each loan. Note that “information given should include the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan.” Please provide the staff with this revised disclosure and represent that you will provide this level of disclosure in future filings, as appropriate.

In response to the staff’s comments, the Company revised the disclosure under the caption of “Related Party Transactions” as shown below and represents that it will provide this level of disclosure in future filings, as appropriate.

RELATED PARTY TRANSACTIONS

As of March 31, 2010, no person was the beneficial owner of more than 10% of any class of the Shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with the Alliance Bernstein Group, the Fidelity Group, the JP Morgan Group, the Nomura Holdings Group, or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

Other than as outlined below, since the beginning of our ~~preceding three~~last full fiscal year~~years~~, there have been no transactions or outstanding loans, including guarantees of any kind, and there are none currently proposed, that are material to us, or to our knowledge, to the other party, between us and any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence.

One of our subsidiaries, ORIX Eco Services Corporation, has entered into an agreement to act as the distribution agent for Aemotech Corporation in Japan for the purchase and sale of Aemotech’s asbestos measuring instruments. Until February 2010, Aemotech was owned by one of our outside directors, Yoshinori Yokoyama. He also had previously served as the director of Aemotech, but resigned as of February 2010. Although this contract is not material to us, it may be material to Aemotech. ORIX Eco Services Corporation had no transaction with Aemotech under such agreement for the fiscal year ended March 31, 2010.

One of our subsidiaries, ORIX Living Corporation has entered into a customer referral agreement with ICZ Corporation. ~~As a result, we have had a few transactions with ICZ during fiscal 2009 and 2010.~~ A son of Yoshihiko Miyauchi, one of our directors, is a representative director of ICZ. Although the agreement and related transactions were made in the ordinary course of business and are not material to us, they may be a material to ICZ. ORIX Living Corporation had nine transactions with ICZ Corporation. Total fees under which ORIX Living Corporation paid for the fiscal year ended March 31, 2010 were less than ¥10 million.

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraphs except as follows. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥116 billion as of March 31, 2010 and did not exceed ¥117 billion at any time during fiscal 2010.

Of the total amount of related party loans, ¥97 billion consisted of term loans to ORIX Credit, with interest rates ranging from 1.76 to 3.37%. Most of these loans were entered into while ORIX Credit was still a wholly owned consolidated subsidiary. During fiscal 2010 ORIX Credit became an equity-method affiliate after we sold a 51% stake to Sumitomo Mitsui Banking Corporation in July 2009. The highest outstanding amount of loans to ORIX Credit during fiscal 2010, after ORIX Credit became an equity-method affiliate, was ¥100 billion. The remaining amount represents loans to seven equity-method affiliates, namely, Flexible Energy Service Co., Ltd., Plaza Sunroute Co., ORIX JREIT Inc., Sanyo Homes Corporation, Dragon Wealth Development Limited, Aisling Airlease Ltd. and Golden Concord Pacific Limited. These loans were made in the ordinary course of business. The largest amount outstanding during the fiscal year ended March 31, 2010 and the amount outstanding as of March 31, 2010 for each of the loans to the above mentioned seven equity-method affiliates did not exceed ¥10 billion. The interest rate of the loans ranged from 1.7% to 15.4%.

We have extended a ¥20 billion debt assumption facility on behalf of our affiliate, DAIKYO, whereby we agreed to purchase accounts receivable originated by DAIKYO from certain of its suppliers at a discount. The debt assumption was cancelled in August 2009, and as of March 31, 2010 no amount remained outstanding of such accounts receivable that we had purchased under this facility. In fiscal 2010, ORIX Real Estate Corporation, our subsidiary, entered into various real estate transactions with DAIKYO. These dealings are done at fair prices based on third-party appraisal, and consist of less than 5% of DAIKYO’s total sales. We also enter into certain ordinary course of business transactions, including financing leases, with DAIKYO. These transactions are not material to either us or DAIKYO.

In connection with our sale of ORIX Facilities Corporation to DAIKYO in fiscal 2009, ORIX Corporation and ORIX Real Estate Corporation have signed a business collaboration agreement with ORIX Facilities Corporation, which gives ORIX Facilities Corporation certain ordering priorities, subject to reasonable conditions in regard to the management of real estate owned or subdivided by the ORIX Group. Any orders made under the collaboration agreement would be on market terms, and we do not view either the sale of ORIX Facilities nor any transactions contemplated by the collaboration agreement to be material to us, although they may be to ORIX Facilities Corporation or DAIKYO.

Other than those mentioned above, the amount of loans to companies included in the related parties described in (ii) and (v) above totaled approximately ¥1 billion as of March 31, 2010 consisting of loans to three companies, namely, Kyushu Leasing Services Co., Ltd., Ecobanks Ltd. and Venrich Co., Ltd. Loans to Kyushu Leasing Services Co., Ltd. and Ecobanks Ltd. were made when we made equity investments in these companies. The outstanding loan amount to Venrich Co., Ltd. represents our rights of reimbursement arising under a guarantee made on behalf of Venrich Co., Ltd. The largest amount outstanding during the fiscal year ended March 31, 2010 and the amount outstanding as of March 31, 2010 for each of the loans to the above mentioned three companies did not exceed ¥900 million. The interest rate of the loans ranged from 3.4% to 4.3%.

~~We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.~~

*             *             *

Please contact Takao Kato of ORIX Corporation in Tokyo (Tel: +81-3-5419-5042; Fax: +81-3-5419-5901) with any questions you may have regarding this letter.

Sincerely yours, /s/ HARUYUKI URATA
Haruyuki Urata Chief Financial Officer, ORIX Corporation

Enclosures:

cc:	Takao Kato

ORIX Corporation

Tel.: +81-3-5419-5042 / Fax: +81-3-5419-5901

Theodore A. Paradise, Esq.
Shinichi Yuhara, Esq.

Davis Polk & Wardwell LLP, Tokyo Office

Tel.: +81-3-5561-4421 / Fax: +81-3-5561-4795